Exhibit 99.1

9 October 2012

Sterlite Industries (India) Limited

Production Release for the Second Quarter and

Six Months Ended 30 September 2012

Mumbai, India: Sterlite Industries (India) Limited today announced its production results for the Second Quarter (Q2) and Half Year (H1) ended 30 September 2012.

Highlights

•	Strong H1 integrated production of Silver and Lead at Zinc India, up 66% and 59% respectively

•	Record Power sales in Q2 and H1

Zinc - India

	Q2			Q1	H1
Particulars (in ’000 tonnes, or as stated)	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
ZINC INDIA
Mined metal content	190	210	(9%)	187	377	398	(5%)
Refined Zinc - Total	163	185	(12%)	161	324	378	(14%)
Refined Zinc - Integrated	153	185	(17%)	157	310	376	(17%)
Refined Zinc - Custom	10	—	—	4	14	2	—
Refined Lead - Total [1]	27	17	60%	31	58	33	75%
Refined Lead - Integrated	24	17	40%	29	53	33	59%
Refined Lead - Custom	3	—	—	2	5	—	—
Silver - Total (in tonnes) [2]	92	49	86%	82	174	96	81%
Silver - Integrated (in tonnes)	80	49	63%	79	160	96	66%
Silver - Custom (in tonnes)	12	—	—	3	14	—

Mined metal production was 190,000 tonnes in Q2 and 377,000 tonnes in H1, as compared with 210,000 tonnes and 398,000 tonnes in the corresponding prior periods. The Sindesar Khurd (SK) mine continued to ramp-up well with mined metal production up 39% at 45,000 tonnes in H1.

In line with the mined metal production, integrated production of refined zinc was 153,000 tonnes in Q2 and 310,000 tonnes in H1. Integrated production of refined lead was 24,000 tonnes in Q2, and 53,000 tonnes in H1, up 40% and 59% respectively, driven by the ramp-up of the new 100kt Dariba lead smelter.

In line with the mine plan and earlier guidance, mined metal production in FY2013 is expected to be slightly higher than the previous year, with production in H2 FY2013 more than making up for marginally lower production in H1 FY2013 as compared with the corresponding prior period.

Integrated production of silver was 80 tonnes in Q2 and 160 tonnes in H1, up 63% and 66% respectively, driven by the ramp-up of SK mine and the new 100kt Dariba lead smelter.

Sterlite Industries (India) Limited

Production Release for the Second Quarter and Six Months Ended 30 September 2012

The Rampura Agucha underground mine and Kayar mine projects are progressing well to deliver commercial production in FY2014. The Kayar mine produced developmental ore in Q2.

Zinc International

	Q2			Q1	H1
Particulars (in ’000 tonnes, or as stated)	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
ZINC INTERNATIONAL	114	114	—	106	220	233	(5%)
Zinc - refined	37	37	—	36	73	76	(4%)
Mined metal content - BMM and Lisheen	77	77	—	70	147	157	(6%)

Total production of refined zinc and mined zinc-lead metal in concentrate (MIC) was 114,000 tonnes in Q2, in line with the corresponding prior period, and 5% lower at 220,000 in H1 in line with the current year’s mine plan and on account of lower grades, as earlier guided.

Copper - India and Australia

	Q2			Q1	H1
Particulars (in ’000 tonnes, or as stated)	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
COPPER - INDIA / AUSTRALIA
Copper - Mined metal content	6	5	14%	7	13	11	13%
Copper - Cathodes	87	87	—	88	175	161	9%

Copper cathode production was 87,000 tonnes in Q2, in line with the corresponding prior period, and 9% higher at 175,000 tonnes in H1.

Mined metal production at Australia was 14% higher at 6,000 tonnes in Q2 and 13% higher at 13,000 tonnes in H1.

The first 80MW unit of the 160MW captive power plant at Tuticorin, which will predominantly provide power to the copper smelter, was synchronised during the quarter.

Aluminium

	Q2			Q1	H1
Particulars (in ’000 tonnes, or as stated)	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
ALUMINIUM
Balco	63	60	4%	60	123	121	1%

The Balco Korba-II smelter continues to operate at its rated capacity.

Due to a delay in obtaining regulatory approvals, the first 300MW unit of the BALCO 1,200MW captive power plant is now expected to be synchronized in the current quarter. Thereafter, we plan to tap the first metal at the 325 ktpa Korba-III aluminium smelter in Q4 FY2013. For the 211mt coal block at BALCO, we are progressing well towards obtaining the second stage forest clearance, and thereafter we intend to commence mining this year.

Sterlite Industries (India) Limited

Production Release for the Second Quarter and Six Months Ended 30 September 2012

Power

	Q2			Q1	H1
Particulars (in million units)	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
POWER
Total Power Sales	2,474	1,748	42%	2,458	4,933	3,415	44%
SEL [3]	1,940	1,267	53%	1,938	3,879	2,404	61%
Balco 270MW Power Sales	346	387	(10%)	338	684	811	(16%)
HZL Wind Power	188	94	99%	182	370	200	85%

Power sales were 2,474 million units in Q2 and 4,933 million units in H1, 42%and 44% higher than the corresponding prior periods. This significant increase was primarily due to higher power sales from three units of the Jharsuguda 2,400MW power plant, operating at availability of over 80% and plant load factor (PLF) of 50% in H1, with the fourth unit generating under trial run. PLF of the Jharsuguda 2,400MW power plant was constrained due to evacuation limitations. We continue to work towards debottlenecking of our evacuation capacity, and target to enhance it by an additional 1,000MW transmission by Q4 FY2013.

Power sales were augmented by higher sales at HZL wind power, which was expanded by 150MW to 274MW last year.

Power sales at Balco 270 MW were 10% lower at 346 million units in Q2 and 16% lower at 684 million units in H1 due to lower demand.

Work at the Talwandi Sabo power project is progressing well and the first unit is now expected to be synchronized in Q2 FY2014.

Sterlite Industries (India) Limited

Production Release for the Second Quarter and Six Months Ended 30 September 2012

Production Summary (Unaudited)

	(in ’000 tonnes, except as stated)
	Q2			Q1	H1
Particulars	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
ZINC INDIA
Mined metal content	190	210	(9%)	187	377	398	(5%)
Refined Zinc - Total	163	185	(12%)	161	324	378	(14%)
Refined Zinc - Integrated	153	185	(17%)	157	310	376	(17%)
Refined Zinc - Custom	10	—	—	4	14	2	—
Refined Lead - Total [1]	27	17	60%	31	58	33	75%
Refined Lead - Integrated	24	17	40%	29	53	33	59%
Refined Lead - Custom	3	—	—	2	5	—	—
Silver - Total (in tonnes) [2]	92	49	86%	82	174	96	81%
Silver - Integrated (in tonnes)	80	49	63%	79	160	96	66%
Silver - Custom (in tonnes)	12	—		3	14	—
ZINC INTERNATIONAL	114	114	—	106	220	233	(5%)
Zinc - refined	37	37	—	36	73	76	(4%)
Mined metal content - BMM and Lisheen	77	77	—	70	147	157	(6%)
COPPER- INDIA / AUSTRALIA
Copper - Mined metal content	6	5	14%	7	13	11	13%
Copper - Cathodes	87	87	0%	88	175	161	9%
ALUMINIUM
Balco	63	60	4%	60	123	121	1%
POWER (in million units)
Total Power Sales	2,474	1,748	42%	2,458	4,933	3,415	44%
SEL [3]	1,940	1,267	53%	1,938	3,879	2,404	61%
Balco 270MW Power Sales	346	387	(10%)	338	684	811	(16%)
HZL Wind Power	188	94	99%	182	370	200	85%

1.	Includes captive consumption of 3,076 tonnes in H1 FY2013 vs. 2,739 tonnes in H1 FY 2012, and 1,435 tonnes in Q2 FY2013 vs. 1,348 tonnes in Q2 FY2012.
2.	Includes captive consumption of 16 tonnes in H1 FY2013 vs. 14 tonnes in H1 FY 2012 and 8 tonnes in Q2 FY2013 vs. 7 tonnes in Q2 FY2012.
3.	Includes production under trial run of 339 million units in H1 FY2013 vs. 288 million units in H1 FY2012, and 138 million units in Q2 FY2013 vs. 149 million units in Q2 FY2013.

For further information, please contact:

Ashwin Bajaj Senior Vice President – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

Sheetal Khanduja AGM – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

Regd. Office: SIPCOT Industrial Complex, Madurai Bypass Road, TV Puram P.O., Tuticorin-628002, Tamilnadu

Sterlite Industries (India) Limited

Production Release for the Second Quarter and Six Months Ended 30 September 2012

About Sterlite Industries

Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy and has operations in India, Australia, Namibia, South Africa and Ireland. The company has a strong organic growth pipeline of projects. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.